SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Cynosure, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number)

Palomar Medical Technologies, Inc. 15 Network Drive Burlington, MA 01803 Attn: Patricia Davis, Esq. Telephone: (781) 993-2300	Copies to: Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Attn: Hal J. Leibowitz, Esq. Telephone: (617) 526-6461

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications)

March 17, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 under the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

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CUSIP No. 232577205	Page 2 of 11 Pages

1.	Names of reporting persons Palomar Medical Technologies, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,204,670
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,204,670
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 18.6%
14.	Type of reporting person CO

13D

CUSIP No. 232577205	Page 3 of 11 Pages

SCHEDULE 13D

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by Palomar Medical Technologies, Inc., a Delaware corporation (“Palomar”), in connection with the execution and delivery of Buyer Stockholder Agreements (collectively, the “Buyer Stockholder Agreements”), each dated as of March 17, 2013, by and between Palomar and each of: Michael R. Davin, the Chief Executive Officer and Chairman of Cynosure, Inc., a Delaware corporation (the “Issuer”), Timothy Baker, the Executive Vice President, Chief Financial Officer and Treasurer of the Issuer, Douglas Delaney, the Executive Vice President, Sales of the Issuer, Brian Barefoot, a director of the Issuer, Ettore Biagioni, a director of the Issuer, Andrea Cangioli, a director of the Issuer, Marina Hatsopoulos, a director of the Issuer, Thomas Robinson, a director of the Issuer, and El. En. SpA, an Italian Società per Azioni (collectively, the “Issuer Stockholders”).

The Buyer Stockholder Agreements were entered into in connection with the execution and delivery on March 17, 2013 of an Agreement and Plan of Merger (the “Merger Agreement”) among Palomar, the Issuer, and Commander Acquisition Corp, a Delaware corporation (the “Merger Subsidiary”). Pursuant to the Merger Agreement, Palomar will merge with and into the Merger Subsidiary, with the Merger Subsidiary surviving as a wholly-owned subsidiary of the Issuer (the “Merger”) at the effective time of the Merger (the “Effective Time”).

Pursuant to the Merger Agreement, at the Effective Time, each share of Palomar common stock, par value $0.01 per share (including each outstanding preferred stock purchase right under the Palomar’s Amended and Restated Rights Plan, dated as of October 28, 2008 attached to each such share), issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive (i) a cash amount equal to $6.825, plus any Make-Whole Payment (as defined below), without interest, and (ii) that number (the “Exchange Ratio”) of validly issued, fully-paid and non-assessable shares of the Issuer’s Class A common stock, par value $0.001 per share (“Issuer Common Stock”), equal to the quotient determined by dividing $6.825 (the “Target Stock Value”) by the average closing price of the Issuer Common Stock during the 20 consecutive trading days ending on the third trading day prior to the Effective Time (the “Average Buyer Stock Price”), and rounding the result to the nearest 1/10,000 of a share of Issuer Common Stock. However, (x) if the number determined by dividing the Target Stock Value by the Average Buyer Stock Price is less than or equal to 0.229, the Exchange Ratio will be 0.229 and (y) if the number determined by dividing the Target Stock Value by the Average Buyer Stock Price is greater than or equal to 0.283, the Exchange Ratio will be 0.283 (the “Maximum Exchange Ratio”). For purposes of the Merger Agreement, “Make-Whole Payment” means (1) if, but for the limitation on the Exchange Ratio described in the foregoing sentence, the Exchange Ratio would be greater than the Maximum Exchange Ratio, an amount that is equal to the positive difference between the Target Stock Value and the product of (X) the Average Buyer Stock Price multiplied by (Y) the Exchange Ratio and (2) in all other cases, $0.00, except that the Make-Whole Payment may not exceed $0.400 unless otherwise agreed to by the Issuer in writing.

Under the Merger Agreement, the Issuer will elect Joseph P. Caruso, Palomar’s President, Chief Executive Officer and Chairman, as Vice Chairman of the Issuer’s board of directors and as President of the Issuer, effective as of the Effective Time.

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The obligation of each of the Issuer and Palomar to consummate the Merger is subject to the satisfaction or waiver of customary conditions, including (i) requisite approvals of the stockholders of the Issuer and Palomar, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the declaration by the Securities and Exchange Commission (the “SEC”) of the effectiveness of the registration statement relating to the shares of Issuer Common Stock to be issued to Company stockholders pursuant to the Merger Agreement, (iv) the absence of any law or order prohibiting the consummation of the Merger, and (v) the absence of any material adverse effect with respect to the other party since December 31, 2012.

Pursuant to each Buyer Stockholder Agreement, the applicable Issuer Stockholder has granted to Palomar an irrevocable proxy to vote at any annual or special meeting of the Issuer’s stockholders (or by written consent in lieu of a meeting) held during the term of the such Buyer Stockholder Agreement, the shares of Issuer Common Stock held by such Issuer Stockholder in favor of the issuance of shares of Issuer Common Stock pursuant to the Merger (the “Issuer Voting Proposal”) and in favor of approval of an amendment to the Issuer’s 2005 Stock Incentive Plan to increase the number of shares of Issuer Common Stock available for issuance under the Issuer’s 2005 Stock Incentive Plan by at least 2,000,000 shares (or in favor of the adoption of a new stock incentive plan with the same effect) (the “Issuer Equity Plan Proposal”). Each Buyer Stockholder Agreement terminates upon the earliest to occur of (a) the Effective Time, (b) September 30, 2013 and (c) the date on which the Merger Agreement is terminated in accordance with its terms.

Immediately prior to the execution of the Buyer Stockholder Agreements, Palomar did not own any shares of Issuer Common Stock. As a result of entering into the Buyer Stockholder Agreements and based on representations made in the Buyer Stockholder Agreements, Palomar may be deemed to have shared voting power with respect to, and therefore may be deemed to beneficially own, an aggregate of 3,204,670 shares of the Issuer Common Stock, including 1,083,042 shares of Issuer Common Stock issuable upon exercise of stock options held by the Issuer Stockholders. As a result of entering into the Buyer Stockholder Agreements and based on these representations and the representations of the Issuer in the Merger Agreement regarding the number of outstanding shares of Issuer Common Stock as of March 15, 2013, Palomar may be deemed to have shared voting power with respect to, and therefore may be deemed to beneficially own, approximately 18.6% of the outstanding shares of Issuer Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Palomar is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed.

The foregoing descriptions of the Merger Agreement and the Buyer Stockholder Agreements do not purport to be complete and are qualified in their entirety by the terms of such documents, which are filed as Exhibits 1 and 2, respectively, to this Statement and are incorporated herein by reference.

13D

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ITEM 1.	Security and Issuer.

The name of the Issuer is Cynosure, Inc. The address of the Issuer’s principal executive offices is 5 Carlisle Road, Westford, Massachusetts 01886. The title of the class of equity securities to which this Statement relates is the Issuer’s Class A common stock, par value $0.001 per share, including options to purchase up to an aggregate of 1,083,042 shares of Issuer Common Stock.

ITEM 2.	Identity and Background.

This Statement is being filed by Palomar Medical Technologies, Inc. Palomar is a corporation organized under the laws of the State of Delaware. Palomar is a researcher and developer of innovative aesthetic light-based systems for hair removal and other cosmetic procedures, including both lasers and high powered lamps. The address of the principal executive offices of Palomar is 15 Network Drive, Burlington, Massachusetts 01803.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Palomar are set forth on Schedule I hereto and are incorporated herein by reference (such persons named on Schedule I hereto, the “Specified Persons”).

During the last five years, neither Palomar nor, to the best of Palomar’s knowledge, any Specified Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Buyer Stockholder Agreements were entered into as an inducement to Palomar to enter into the Merger Agreement. No other consideration was paid by Palomar or any Specified Person to any Issuer Stockholder in connection with the execution and delivery of the Buyer Stockholder Agreements.

ITEM 4.	Purpose of Transaction.

The Buyer Stockholder Agreements were entered into as an inducement to Palomar to enter into the Merger Agreement and were entered into to secure the support of the Issuer Stockholders for the Issuer Voting Proposal and the Issuer Equity Plan Proposal in connection with the Merger. The descriptions of the Merger and the Buyer Stockholder Agreements set forth in the introduction to this Statement are incorporated herein by reference. Under the Merger Agreement, the Issuer will elect Joseph P. Caruso, Palomar’s President, Chief Executive Officer and Chairman, as Vice Chairman of the Issuer’s board of directors and as President of the Issuer, effective as of the Effective Time.

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CUSIP No. 232577205	Page 6 of 11 Pages

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Immediately prior to the execution of the Buyer Stockholder Agreements, Palomar did not own any shares of Issuer Common Stock. As a result of entering into the Buyer Stockholder Agreements and based on representations made in the Buyer Stockholder Agreements, Palomar may be deemed to have shared voting power with respect to, and therefore may be deemed to beneficially own, an aggregate of 3,204,670 shares of the Issuer Common Stock, including 1,083,042 shares of Issuer Common Stock issuable upon exercise of stock options held by the Issuer Stockholders. As a result of entering into the Buyer Stockholder Agreements and based on these representations and the representations of the Issuer in the Merger Agreement regarding the number of outstanding shares of Issuer Common Stock as of March 15, 2013, Palomar may be deemed to have shared voting power with respect to, and therefore may be deemed to beneficially own, approximately 18.6% of the outstanding shares of Issuer Common Stock.

Except as set forth above, neither Palomar nor, to the best of Palomar’s knowledge, any Specified Person owns any shares of Issuer Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Palomar is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, neither Palomar nor, to the best of Palomar’s knowledge, any Specified Person has effected any purchase or sale transaction in shares of Issuer Common Stock during the past 60 days.

(d) To the best of Palomar’s knowledge, no person other than each Issuer Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, to best of Palomar’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among Palomar or any Specified Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

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CUSIP No. 232577205	Page 7 of 11 Pages

ITEM 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement and Plan of Merger, dated as of March 17, 2013, by and among Palomar, the Issuer, and the Merger Subsidiary (incorporated herein by reference to Exhibit 2.1 to Palomar’s Current Report on Form 8-K (File No. 1-11177) filed with the SEC on March 18, 2013)

2	Form of Buyer Stockholder Agreement (incorporated herein by reference to Exhibit 10.2 to Palomar’s Current Report on Form 8-K (File No. 1-11177) filed with the SEC on March 18, 2013)

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CUSIP No. 232577205	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2013

PALOMAR MEDICAL TECHNOLOGIES, INC.

By:	/s/ Joseph P. Caruso
Name:	Joseph P. Caruso
Title:	President, Chief Executive Officer, and Chairman of the Board of Directors

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EXHIBIT INDEX

Exhibit	Description

1	Agreement and Plan of Merger, dated as of March 17, 2013, by and among Palomar, the Issuer, and the Merger Subsidiary (incorporated herein by reference to Exhibit 2.1 to Palomar’s Current Report on Form 8-K (File No. 1-11177) filed with the SEC on March 18, 2013)

2	Form of Buyer Stockholder Agreement (incorporated herein by reference to Exhibit 10.2 to Palomar’s Current Report on Form 8-K (File No. 1-11177) filed with the SEC on March 18, 2013)

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CUSIP No. 232577205	Page 10 of 11 Pages

Schedule I

Name	Business Address	Present Principal Occupation or Employment	Citizenship

Joseph Caruso	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	President, Chief Executive Officer and Chairman of Palomar	United States

Paul Weiner	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	Senior Vice President, Chief Financial Officer and Treasurer of Palomar	United States

Jeanne Cohane	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	Director of Palomar	United States

Damian N. Dell’Anno	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	Director of Palomar; Principal and Founder of Next Step Healthcare, LLC	United States

Nicholas P. Economou Ph.D.	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	Director of Palomar; President and Chief Executive Officer of PointSpectrum Corporation	United States

James G. Martin Ph.D.	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	Director of Palomar	United States

A. Neil Pappalardo	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	Director of Palomar; Chairman of Medical Information Technology, Inc.	United States

13D

CUSIP No. 232577205	Page 11 of 11 Pages

Name	Business Address	Present Principal Occupation or Employment	Citizenship

Louis P. Valente	c/o Palomar Medical Technologies, Inc 15 Network Drive Burlington, Massachusetts 01803	Director of Palomar	United States